Filed Pursuant to Rule 433

Dated May 9, 2016

Registration Statement No. 333-204635

Supplementing Preliminary Prospectus Supplement Dated May 9, 2016 and

Prospectus dated June 2, 2015

DuPont Fabros Technology, Inc.

6.625% Series C Cumulative Redeemable Perpetual Preferred Stock

Pricing Term Sheet

May 9, 2016

This pricing term sheet supplements the preliminary prospectus supplement of the Issuer dated May 9, 2016, relating to its prospectus dated June 2, 2015.

Issuer:	DuPont Fabros Technology, Inc.

Security:	6.625% Series C Cumulative Redeemable Perpetual Preferred Stock

Size:	7,000,000 shares (8,050,000 shares if the option to purchase additional shares is fully exercised)

Price to Public:	$25 per share

Liquidation Preference:	$25 per share plus accrued and unpaid dividends

Maturity:	Perpetual

CUSIP/ISIN:	26613Q403/US26613Q4038

Trade Date:	May 10, 2016

Settlement Date:	May 17, 2016 (T+5)

Expected Ratings*:	Ba2 / B- (Moody’s / S&P)

Dividend:	6.625% per annum (or $1.65625 per share).

Dividend Payment Dates:	February 15, May 15, August 15 and November 15, beginning August 15, 2016

Optional Redemption:	On and after May 15, 2021, redeemable in whole or in part at the option of the Issuer at a redemption price equal to $25 per share plus any accrued and unpaid dividends

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), the Issuer will have the option to redeem the Series C Preferred Stock, in whole, at any time, or in part, from time to time, within 120 days after the date on which such Change of Control has occurred for cash at a redemption price of $25 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. If the Issuer exercises any of its redemption rights relating to the Series C Preferred Stock prior to the Change of Control Conversion Date (as defined below) (whether its optional redemption right or its special redemption right), holders of the Series C Preferred Stock will not have the

Change of Control Conversion Right (as defined below). If the Issuer provides holders of the Series C Preferred Stock with a notice of their right to exercise the Change of Control Conversion Right, the Issuer may no longer exercise its special optional redemption right until the time period during which holders of Series C Preferred Stock may exercise their Change of Control Conversion Right has expired.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of the Series C Preferred Stock will have the right (subject to the Issuer’s special optional redemption right to redeem the Series C Preferred Stock) to convert some or all of their Series C Preferred Stock into a number of shares of the Issuer’s common stock, par value $0.001 per share (the “Change of Control Conversion Right”), equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) $25.00, plus (y) an amount equal to any accrued and unpaid dividends, whether or not declared, to, but not including, the Change of Control Conversion Date (as defined below), (unless the Change of Control Conversion Date is after a record date for a Series C Preferred Stock dividend payment and prior to the corresponding Series C Preferred Stock dividend payment date, in which case the amount pursuant to this clause (i)(y) shall equal $0.00 in respect of such dividend) by (ii) the Common Stock Price (as defined below), and (B) 1.1723 (the “Share Cap”), subject to certain adjustments and provisions for the receipt of alternative consideration of equivalent value. If the Issuer has provided or provides a redemption notice prior to the Change of Control Conversion Date, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, the holders of the Series C Preferred Stock will not have any Change of Control Conversion Right and any shares of Series C Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series C Preferred Stock when the following has occurred:

(i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities listed on the New York Stock Exchange, or the NYSE, the NYSE MKT LLC, or NYSE MKT, or the NASDAQ Stock Market, or NASDAQ, or listed on an exchange that is a successor to the NYSE, NYSE MKT or NASDAQ.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of common stock, (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash, the average of the closing price per share of the Issuer’s common stock on the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, and (iii) if there is not a readily determinable closing price for the Issuer’s common stock, the fair market value of the alternative form consideration received in the Change of Control per share of common stock as determined by the Issuer’s Board of Directors or a committee thereof.

The “Change of Control Conversion Date” will be a business day that is no less than 20 days nor more than 35 days after the date on which the Issuer provides the notice described above to the holders of Series C Preferred Stock.

Listing:	The Issuer has filed an application with the NYSE to list the additional shares.

Joint Bookrunners:	Stifel, Nicolaus & Company, Incorporated Raymond James & Associates, Inc. Goldman, Sachs & Co. RBC Capital Markets, LLC

Co-Managers:	Robert W. Baird & Co. Incorporated Credit Suisse Securities (USA) LLC Evercore Group L.L.C. KeyBanc Capital Markets Inc. TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to change or withdrawal at any time.

The Issuer expects that delivery of the Series C Preferred Stock will be made to investors on or about May 17, 2016, which will be the fifth business day following the date of the preliminary prospectus supplement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required, subject to certain exceptions, to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares of Series C Preferred Stock on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the shares of Series C Preferred Stock will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their advisors.

The Issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated, 855-300-7136, Raymond James & Associates, Inc., 800-248-8863, Goldman, Sachs & Co., 866-471-2526 or RBC Capital Markets, LLC, (866) 375-6829.